The premium of this bond has been paid.

> **RESOLVED**, that the appropriate officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with maintaining the fidelity bond; and

> **FURTHER RESOLVED,** that the proper officers of the Trust are authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof; and

> **FURTHER RESOLVED**, that the proper officers of the Trust are authorized to file or cause to be filed the necessary filings and giving notices with respect to any such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Fidelity / Crime Division

September 10, 2019

Mark Liftman
Theodore Liftman Insurance Inc
101 Federal Street
22nd Floor
Boston, MA 02110-1827

Fidelity / Crime Division
31 St James Ave, Ste 830
Boston, MA 02116
www.CrimeInsurance.com
617-936-7401
5137685466 (Fax)

Re: MSS Series Trust
Financial Institution - Investment Company Bond Binder & Invoice Letter

Dear Mark,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. **Please consider this letter as our invoice.**

FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED:	MSS Series Trust
ADDRESS:	8000 Town Centre Drive, Suite 400 Broadview Heights, OH 44147
BOND NUMBER:	FS 234-60-13-13-00
EFFECTIVE DATES:	12:01 A.M. on **September 22, 2019** to 12:01 A.M. on **September 22, 2020**
ISSUING COMPANY:	Great American Insurance Company A.M. Best Rated "A+" (Superior) Class XV as of August 17, 2018 Standard & Poor's Rated "A+" (Strong) as of March 14, 2019 Admitted in all 50 States & Canada
POLICY FORM:	Standard Great American Investment Company Bond Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
A - Fidelity	$ 400,000	$ 0
B - On Premises	$ 400,000	$ 5,000
C - In Transit	$ 400,000	$ 5,000
D - Forgery or Alteration	$ 400,000	$ 5,000
E - Securities	$ 400,000	$ 5,000
F - Counterfeit Currency	$ 400,000	$ 5,000
G - Stop Payment	$ 100,000	$ 5,000
H - Uncollectable Items of Deposit	$ 100,000	$ 5,000
I - Audit Expense	$ 100,000	$ 5,000
J - Telefacsimile Transmissions	$ 400,000	$ 5,000

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
K - Unauthorized Signatures	$ 100,000	$ 5,000
L - Computer Systems	$ 400,000	$ 5,000

TOTAL PREMIUM: $ 2,133

FORMS:

SEQ	FORM #	DESCRIPTION
1	790FIC	Great American Insurance Fidelity & Crime Policy Cover
2	SDM683	Important Notice Fidelity Crime Division Claims
3	FI7510	Investment Company Bond Dec Page
4	FI7511	Investment Company Bond Insuring Agreements
5	FI8801	Forms and Riders Schedule
6	FI7343	Joint Insured List Rider Number 1 Joint Insured Name Fallen Angels Income Fund CCA Aggressive Return Fund Footprints Discover Value Fund AINN Fund
7	FI7506	Insuring Agreement (L) Computer Systems Rider Number: 2 Limit of Liability: 400,000 Deductible Amount: 5,000
8	FI7508	Newly Established Funds Rider Number: 3 Maximum Limit of Liability: 2,500,000
9	FI7345	Confidential Information And Data Breach Clarifying Rider Rider No. 4
10	FI7339	Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion
11	FI7340	Economic And Trade Sanctions Clause
12	FI7341	In-Witness Clause

SUBJECTIVITIES:

No subjectivities are required. File is current.

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:

Great American Insurance Group
3561 Solutions Center
Chicago, IL 60677-3005

If you are using overnight mail:

PNC Bank c/o Great American Insurance Group
Lockbox Number 773561
350 East Devon Avenue
Itasca, IL 60143

Thank you again for the order. Please feel free to contact me with any questions or concerns.

Best Regards,



Henry Faron
Account Executive
617-936-7401
hfaron@GAIG.COM

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the binder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured's claim history or risk exposure, or which could change the Company's underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.